

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 6, 2006

Mr. David Garofalo
Chief Financial Officer
Agnico-Eagle Mines Limited
145 King Street East, Suite 500
Toronto, Ontario CANADA M5C 2Y7

> **Re: Agnico-Eagle Mines Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed March 28, 2006**
> **File No. 1-13422**

Dear Mr. Garofalo:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief